UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]           Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015.

OR

[ ]           Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                        to

Commission File Number 0-13163

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Acxiom Corporation
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Acxiom Corporation
601 E. Third Street
Little Rock, AR 72201

ACXIOM CORPORATION
 RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

ACXIOM CORPORATION
 RETIREMENT SAVINGS PLAN
Table of Contents
		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits – December 31, 2015 and 2014		2

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2015		3

Notes to Financial Statements		4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015		15

Note:	All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103‑10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP
Dallas, Texas
June 27, 2016

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Assets:
Noninterest-bearing cash	$17,203	$383
Investments, at fair value:
Acxiom Corporation common stock	53,635,236	59,207,613
Participant brokerage accounts	1,384,396	4,269,075
Mutual funds	168,829,526	200,316,199
Common collective trust funds	199,586,807	224,690,885
Total investments at fair value	423,435,965	488,483,772
Notes receivable from participants	5,319,545	7,118,165
Net assets available for benefits before adjustment	428,772,713	495,602,320
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(26,120)	(528,460)
Net assets available for benefits	$428,746,593	$495,073,860
See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015
Investment income (loss):
Dividends	$11,137,754
Net depreciation in fair value of investments	(3,853,746)
Net investment income	7,284,008

Interest income on notes receivable from participants	275,541

Contributions:
Participants	19,662,073
Employer	6,771,665
Rollovers	2,175,884
28,609,622
Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	102,381,881
Plan expenses	114,557
Total deductions	102,496,438
Net decrease in net assets available for benefits	(66,327,267)
Net assets available for benefits, beginning of year	495,073,860
Net assets available for benefits, end of year	$428,746,593
See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
(1)	Plan Description
The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan's provisions.
(a)	General
The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Administrative Committee, as appointed by the Chairman of the Internal Compensation Committee, is the administrator for the Plan.
(b)	Participation
Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.
(c)	Contributions
The Plan includes a 401(k) provision whereby each non highly compensated participant may defer up to 30% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 8% of annual compensation.
The Plan allows discretionary matching contributions up to 50% of deferrals not in excess of 6%. During the current year the Company made matching contributions at the 50% level.
Participant contributions to the Plan are invested as directed by participants into various investment options. The Company's matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the year ended December 31, 2015, the Company contributed 355,687 shares of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the participant, among the other investment options with the Plan.
(d)	Participant Accounts
Each participant's account is credited with the participant's contribution, rollovers, if any, the Company's matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
(e)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan plus 1.0%. The interest rates on outstanding participant loans at December 31, 2015 range from 4.25% to 10.25%, with maturity dates ranging from January 2016 to October 2025.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
(f)	Vesting
Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of Company contributions are forfeited when a terminated employee takes a distribution and are used to reduce future Company matching contributions or to pay plan expenses.
At December 31, 2015 and 2014, forfeited nonvested accounts totaled $433,466 and $11,807, respectively. These accounts will be used to reduce future employer contributions. During 2015, $633,828 of participants' accounts were forfeited, and employer contributions were reduced by $234,075 from forfeited nonvested accounts. During 2015, the forfeiture account balance was increased by $21,906 on the fair market value of the investments held in the account.
Effective August 1, 2015, the Company sold the net assets of an operating division.  As a result, the Plan experienced a partial termination and the accounts of all affected Participants were 100% vested.
(g)	Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of 13 mutual funds, 18 common collective trust funds, or the Acxiom common stock fund. In addition, participants have the option to open a self‑directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds.
The Plan's investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends, and capital gains distributions. The stated interest rates of the contracts vary and the average yields for the years ended December 31, 2015 and 2014 were 2.18% and 2.34%, respectively, after expenses.
The Plan's investment in the T. Rowe Price Equity Index Trust (the Trust), a common trust fund, holds substantial investments in common stocks of companies that comprise the S&P Index. The returns from the investments vary and the average yields for the years ended December 31, 2015 and 2014 were 1.17% and 13.45%, respectively, after expenses.
(h)	Benefits Paid to Participants and Beneficiaries
Benefits paid upon retirement, death, or disability are made in the form of a lump‑sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant's employer contribution account shall not exceed the participant's vested balance therein.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(b)	Fair Value Measurements
The Plan applies the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and requires disclosure about assets and liabilities measured at fair value. Specifically, ASC 820:
•
Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•
Establishes a three‑level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3); and

•	Expands disclosures about instruments measured at fair value.
The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
The following tables present a summary of the Plan's investments measured at fair value as of December 31, 2015 and 2014:
	Investments at fair value as of December 31, 2015
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
Acxiom Corporation
common stock (i)	$53,635,236	$—	$—	$53,635,236
Common collective
trusts (ii):
Money market	—	32,881,860	—	32,881,860
Large cap equity	—	14,222,879	—	14,222,879
Retirement Trusts	—	81,621,759	—	81,621,759
Other Trusts	—	70,860,309	—	70,860,309
Mutual funds (iii):
Fixed income	17,271,364	—	—	17,271,364
Balanced	27,841,068	—	—	27,841,068
Large cap equity	89,692,347	—	—	89,692,347
Mid cap equity	9,937,238	—	—	9,937,238
Small cap equity	7,800,436	—	—	7,800,436
International equity	16,287,073	—	—	16,287,073
Participant-directed		—	—
brokerage accounts	1,384,396	—	—	1,384,396
Total investment
assets at fair value	$223,849,158	$199,586,807	$—	$423,435,965

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
	Investments at fair value as of December 31, 2014
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
Acxiom Corporation
common stock (i)	$59,207,613	$—	$—	$59,207,613
Common collective
trusts (ii):
Money market	—	36,453,713	—	36,453,713
Large cap equity	—	15,159,807	—	15,159,807
Retirement Trusts	—	89,263,040	—	89,263,040
Other Trusts	—	83,814,325	—	83,814,325
Mutual funds (iii):
Fixed income	23,138,329	—	—	23,138,329
Balanced	33,790,318	—	—	33,790,318
Large cap equity	102,599,921	—	—	102,599,921
Mid cap equity	12,194,153	—	—	12,194,153
Small cap equity	8,678,956	—	—	8,678,956
International equity	19,914,522	—	—	19,914,522
Participant-directed		—	—
brokerage accounts	4,269,075	—	—	4,269,075
Total investment
assets at fair value	$263,792,887	$224,690,885	$—	$488,483,772

(i)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(ii)
Common collective trusts: Valued at the net asset value ("NAV") of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

   The following table summarizes the Plan's investments in common collective trusts:
				Redemption
	Fair value as of December 31		Redemption	notice
	2015	2014	frequency	period
T. Rowe Price Stable
Value Fund	$33,881,860	$36,453,713	Daily	None
T. Rowe Price Equity
Index Fund	$14,222,879	$15,159,807	Daily	90 Days
T. Rowe Price Retirement
Active Trust Funds	$81,621,759	$89,263,040	Daily	90 Days
T. Rowe Price U.S.
Mid-Cap Growth
Equity Trust Fund	$40,669,850	$45,959,639	Daily	90 Days
T. Rowe Price U.S.
Small-Cap Value
Equity Trust Fund	$19,971,567	$25,928,477	Daily	90 Days
T. Rowe Price
New Horizons Trust Fund	$10,218,892	$11,926,209	Daily	90 Days

(ii)
 Mutual Funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.  There have been no changes in the methodologies used at December 31, 2015 and 2014.
(c)	Investment Valuation and Income Recognition

The Plan's investments in mutual funds, Acxiom common stock, and participant brokerage accounts are stated at fair value, based upon quoted market prices. Investments in common collective trusts are valued based on their NAV as determined by the trustee, based on the fair value of the underlying assets. Investment contracts held by a defined contribution plan are required to be recorded at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's T. Rowe Price Stable Value Common Trust Fund invests in investment contracts. The statements of net assets available for benefits present the fair value of the investments in the collective trust as well as the adjustment of the investments in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on contract‑value basis.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
Purchases and sales of securities are recorded on a trade‑date basis. Dividends are recorded on the ex‑dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains (losses) on investments sold and unrealized appreciation (depreciation) on investments held at year‑end.
(d)	Notes Receivable from Participants
Notes receivable from participants are stated at amortized cost, which represents the unpaid principal balance plus accrued interest.
(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(f)	Payment of Benefits
Benefits are recorded when paid.
(g)	Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.
(h)	Recent Accounting Pronouncements
During 2015, the Financial Accounting Standards Board ("FASB") issued the following two Accounting Standard Updates ("ASUs") the Plan is required to adopt next year:
In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)."  This ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Topic 820.  This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and should be applied retrospectively.  We are evaluating the effect that ASU 2015-07 will have on the disclosure requirements of the Plan's financial statements.
In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient."  This ASU simplifies the required disclosures related to employee benefit plans.  Part I of the guidance designates contract value as the only required measure for direct investments in fully

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
benefit-responsive investment contracts.  Part II simplifies the investment disclosure requirements, including eliminating the disclosure of: (1) individual investments that represent five percent or more of net assets available for benefits; and (2) the net appreciation or depreciation for investments by general type.  Part III allows plans to measure investments using values from the end of the calendar month closest to the plan's fiscal year end.  This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and should be applied retrospectively. We are evaluating the effect that ASU 2015-12 will have on the Plan's financial statements and related disclosures.
(3)	Investments
The fair value of individual investments representing 5% or more of net assets available for benefits as of December 31 is as follows:
	2015		2014
	Number of		Number of
	shares or		shares or
	units	Fair value	units	Fair value
**Acxiom Corporation common
stock	2,563,826	$53,635,236	2,920,948	$59,207,613

Mutual funds:
**T. Rowe Price Equity Income
Fund	939,041	26,725,105	1,066,357	34,976,525
**T. Rowe Price Balanced Fund	1,136,451	24,388,242	1,295,035	29,643,362
**T. Rowe Price Growth Stock
Fund	791,803	42,488,132	745,809	38,744,764

Common collective trust funds:
**T. Rowe Price U.S. Small-Cap
Value Equity Trust Fund	1,379,252	19,971,567	1,708,068	25,928,477
**T. Rowe Price U.S. Mid-Cap
Growth Equity Trust Fund	2,224,828	40,669,850	2,679,862	45,959,639
** T. Rowe Price Stable Value
Fund	32,855,740	32,881,860	35,925,253	36,453,713
** Party in interest to the Plan.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
2015
Acxiom Corporation common stock	$2,088,020
Common collective trusts	1,777,027
Mutual funds	(7,575,327)
Participant directed brokerage accounts	(143,466)
$(3,853,746)

(4)	Plan Administration
The Plan is administered by the administrative committee. T. Rowe Price Trust Company (T. Rowe Price) is the recordkeeper and trustee of the Plan.
(5)	Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company in a letter dated May 30, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  The amendments to the plan included the definition of "spouse" and a discretionary matching contribution and vesting of certain participants as a result of a corporate transaction. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
Management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(6)	Related Party Transactions
Certain investments represent mutual funds and common and collective trusts managed by T. Rowe Price, the trustee. Other related party transactions involve the common stock of the Company and notes receivable from participants. During 2015 and 2014, total fees paid to related parties were $114,557 and $169,687, respectively.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014
(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:
	2015	2014
Net assets available for benefits per financial statements	$428,746,593	495,073,860
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	26,120	528,460
Participant loans in default-deemed distributions	(36,880)	(54,108)
Net assets available for benefits per Form 5500	$428,735,833	495,548,212

The following is a reconciliation of net changes in net assets per the financial statements to the Form 5500:

December 31,
2015
Net decrease in net assets available for benefits per financial statements	$(66,327,267)
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts as of December 31, 2015	26,120
Reverse adjustment from fair value to contract value for fully
benefit-responsive investment contracts as of December 31, 2014	(528,460)
Adjustment for defaulted participant loans-deemed distributions
as of December 31, 2015	(36,880)
Adjustment for defaulted participant loans-deemed distributions
as of December 31, 2014	54,108
Total changes in net assets per Form 5500	$(66,812,379)

(8)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts. Upon full termination of the Plan, the value of such accounts shall be distributed as provided in the Plan.
(9)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.
Market conditions may result in a high degree of volatility and increase the risks and short‑term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

(10)	Subsequent Events
The Plan has evaluated events subsequent to December 31, 2015 and through June 27, 2016, the date the financial statements were available to be issued.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
Identity of issuer, borrower,				Fair
lessor, or similar party		Description	Shares	value
*	Acxiom Corporation	Common stock	2,563,826	$53,635,236
	Participant Directed Brokerage Accounts	Tradelink Investments	1,384,396	1,384,396
		Mutual funds:
		PIMCO Total Return Instl.	1,146,986	11,550,153
		MetWest Total Return Bond Fund Class I	538,720	5,721,211
		Prime Reserve Fund	159,904	159,904
		BlackRock Global Allocation, I	90,417	1,621,179
		Harbor International Fund	28,130	1,671,743
*	T. Rowe Price	Balanced Fund	1,136,451	24,388,242
		JP Morgan Large Cap Growth Fund, R6	549,071	19,810,492
		Ivy Asset Strategy Class I	30,159	668,618
*	T. Rowe Price	Growth Stock Fund	791,803	42,488,132
*	T. Rowe Price	Equity Income Fund	939,041	26,725,105
		J P Morgan Mid-Cap Value Instl.	292,530	9,937,238
		Eagle Small Cap Growth R6	151,465	7,800,436
		American Funds Europacific Growth – R6	359,379	16,287,073

		Total mutual funds		168,829,526
		Common collective trust funds:
*	T. Rowe Price	New Horizons Trust D	411,554	10,218,892
*	T. Rowe Price	U.S. Mid-Cap Growth Equity Trust D	2,224,828	40,669,850
*	T. Rowe Price	U.S. Small-Cap Value Equity Trust D	1,379,252	19,971,567
*	T. Rowe Price	Retirement Balance Active A Fund	80,882	987,575
*	T. Rowe Price	Retirement 2005 Active Trust A Fund	35,279	441,336
*	T. Rowe Price	Retirement 2010 Active Trust A Fund	77,222	994,614
*	T. Rowe Price	Retirement 2015 Active Trust A Fund	185,669	2,502,821
*	T. Rowe Price	Retirement 2020 Active Trust A Fund	815,518	11,425,403
*	T. Rowe Price	Retirement 2025 Active Trust A Fund	832,952	12,077,808
*	T. Rowe Price	Retirement 2030 Active Trust A Fund	1,160,448	17,325,495
*	T. Rowe Price	Retirement 2035 Active Trust A Fund	816,246	12,439,583
*	T. Rowe Price	Retirement 2040 Active Trust A Fund	918,538	14,163,857
*	T. Rowe Price	Retirement 2045 Active Trust A Fund	326,423	5,033,437
*	T. Rowe Price	Retirement 2050 Active Trust A Fund	164,371	2,534,593
*	T. Rowe Price	Retirement 2055 Active Trust A Fund	107,240	1,651,503
*	T. Rowe Price	Retirement 2060 Active Trust A Fund	4,413	43,734
*	T. Rowe Price	Stable Value Fund – Sch N	32,885,740	32,881,860
*	T. Rowe Price	Equity Index Trust Class C	597,600	14,222,879
		Total common collective trust funds		199,586,807
*	Notes receivable from Participants, interest rates range from 4.25% – 10.25%			5,319,545
	and maturities of January 2016 to October 2025.

		Noninterest-bearing cash		17,203

		Total investments		$428,772,713
Historical cost information is not presented on this schedule, as all investments are participant directed.
*	Indicates a party in interest to the Plan.
See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                                Acxiom Corporation
                                                                                                                As Sponsor and Administrator of the
                                                                                                                Acxiom Corporation Retirement Savings Plan

June 28, 2016	By: /s/ Jerry C. Jones
Jerry C. Jones
Chief Ethics and Legal Officer & Executive Vice President